SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-1
                    (AMENDMENT NO. 3 -- FINAL AMENDMENT)
                           TENDER OFFER STATEMENT
                        PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                           ----------------------

                                TRION, INC.
                         (NAME OF SUBJECT COMPANY)

                            TI ACQUISITION CORP.
                            FEDDERS CORPORATION
                                 (BIDDERS)

                  COMMON STOCK, PAR VALUE $0.50 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                896726 10 6
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                           ----------------------

                          ROBERT N. EDWARDS, ESQ.
                            FEDDERS CORPORATION
                         WESTGATE CORPORATE CENTER
                           505 MARTINSVILLE ROAD
                      LIBERTY CORNER, N.J. 07938-0013
                         TELEPHONE: (908) 604-8686
                         FACSIMILE: (908) 604-8576
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)



                                  COPY TO:
                            MARK C. SMITH, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                             NEW YORK, NY 10022
                         TELEPHONE: (212) 735-3000
                         FACSIMILE: (212) 735-2000





                                TENDER OFFER

      This Amendment No. 3 (Final Amendment) amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on July 15, 1999 (as amended and supplemented the "Statement") relating to the offer by TI Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of Fedders Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.50 per share (the "Shares"), of Trion, Inc., a Pennsylvania corporation (the "Company"), at $5.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 15, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Statement, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

 ITEM 6.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

      Item 6 is hereby amended and supplemented to include the following information:

      The Offer expired at 12:00 Midnight, New York City time, on Wednesday, August 11, 1999. Based on information provided by the Depositary, approximately 6,376,705 Shares or 89% of the outstanding Shares were validly tendered and not withdrawn pursuant to the Offer (including 112,883 Shares tendered by means of guaranteed delivery). Purchaser has accepted for payment and has notified the Depositary to promptly pay for the tendered and accepted Shares, in accordance with the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. On August 12, 1999, Parent issued a press release, the text of which is set forth as Exhibit (a)(11) hereto and is incorporated by reference herein.

 ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended to add the following:

      (a)(11)   Press Release of Parent dated August 12, 1999.




                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 Dated: August 12, 1999

                               TI ACQUISITION CORP.


                               BY:  /s/ ROBERT L. LAURENT, JR.
                                  ----------------------------------
                                  Name:   Robert L. Laurent, Jr.
                                  Title:  Executive Vice President


                               FEDDERS CORPORATION


                               BY:  /s/ ROBERT L. LAURENT, JR.
                                  ----------------------------------
                                  Name:   Robert L. Laurent, Jr.
                                  Title:  Executive Vice President




                             INDEX TO EXHIBITS

                                                              Sequential
 Exhibit                                                        Page No.
 -------                                                      ----------
 (a)(11)   Press Release of Parent dated August 12, 1999.